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EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                                                                      THREE MONTHS ENDED
($ IN THOUSANDS)                                                                          MARCH 31,
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                                                                               2002                      2001
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
Income (loss) from continuing operations                                      $ 4,234                 $(37,356)
Income tax expense (benefit)                                                    2,651                  (16,880)
                                                                              -------                 --------
Earnings (loss) before income taxes (A)                                         6,885                  (54,236)
Fixed charges:
  Interest                                                                     13,110                   24,276
  One-third of all rentals                                                        486                      321
  Preferred stock dividend of subsidiary trust                                  2,248                    2,248
                                                                             --------                  -------
  Total fixed charges                                                          15,844                   26,845
                                                                             --------                  -------
Earnings (loss) before income taxes and
 fixed charges                                                                $22,729                 $(27,391)
Ratio of earnings to fixed charges (B)                                          1.43x                      N/M  (C)
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(A)      Earnings (loss) before income taxes in the three months ended March 31,
         2001 include $40.8 million of unusual charges. Unusual charges include severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

(B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(C) The ratio calculated in the three months ended March 31, 2001 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $54,236 for the three months ended March 31, 2001.